January 25, 2021

VIA EDGAR AND OVERNIGHT COURIER

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Larry Spirgel

          Jeff Kauten

          Stephen Krikorian

          Amanda Kim

Re:    ON24, Inc.

          Registration Statement on Form S-1

          Filed January 8, 2021

          File No. 333-251967

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of ON24, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s letter dated January 19, 2021 regarding stock-based compensation expense (the “Prior Letter”) and the Company’s Registration Statement on Form S-1 filed on January 8, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated January 22, 2021 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

As a summary, the Company is proposing to recognize stock-based compensation expense for options granted in the fourth quarter of 2020 using a fair value per share greater than set out in Prior Letter, and correspondingly to revise its disclosure as described below. As soon as possible after resolving the Staff’s comments, the Company intends to file Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and then immediately launch its road show.

Registration Statement on Form S-1

Notes to Consolidated Financial Statements, page F-42

1.

Please revise your disclosure to address the options granted after the balance sheet date and include an estimate of the financial effect in accordance with ASC 855-10-50-2. In this regard, please ensure that the December 11, 2020 stock option grant and its associate cost are clearly disclosed in your filing.

Company Response: In response to the Staff’s comment, the Company proposes to add the following disclosure to Note 13, Subsequent Events (unaudited), to its financial statements:

In October 2020, the Board granted options to purchase 750,059 shares of common stock with an exercise price of $11.18 per share, which vest over a period of four years. In December 2020, the Board granted options to purchase 1,833,877 shares of common stock with an exercise price of $14.42 per share, which vest over a period of four years. In connection with the preparation of its financial statements as of and for the year ended December 31, 2020, the Company expects, solely for financial reporting purposes, to retrospectively adjust the fair value per share of its common stock as of the date of the October Awards to $15.59 to $18.96 and as of the date of the December Awards to $33.75. As a result, the Company estimates that, as of December 31, 2020, the grant-date fair value of the outstanding unvested stock options granted during the three months ended December 31, 2020 is approximately $54.6 million (unaudited), which is expected to be recognized, net of estimated forfeitures, over a requisite service period of four years.

In addition, the Company proposes to revise its disclosure on page 95 to read as follows:

In October 2020, our board of directors awarded options to purchase 750,059 shares of our common stock with an exercise price of $11.18 per share, which vest over a period of four years, or the October Awards. In December 2020, our board of directors awarded options to purchase 1,833,877 shares of our common stock with an exercise price of $14.42 per share, which vest over a period of four years, or the December Awards. These awards were granted during a period subsequent to the date of the financial statements included elsewhere in this prospectus, and our financial closing procedures for this period are not complete. However, in connection with the preparation of our financial statements as of and for the year ended December 31, 2020, and in light of the difference between the fair value used for these stock options and the midpoint of the estimated price range set forth on the cover page of this prospectus, in order to determine the appropriate stock-based compensation expense for these stock options for financial reporting purposes, we re-evaluated our initial estimate of the fair value of our common stock. As a result of our re-evaluation, we determined that, solely for financial reporting purposes, the fair values of our common stock were higher than the fair values of our common stock determined in good faith by our board of directors for the October Awards and the December Awards. Accordingly, we retrospectively adjusted the fair value per share of our common stock for financial reporting purposes as of the dates of the October Awards to $15.59 to $18.96 and the date of the December Awards to $33.75. In the aggregate, we expect the grant-date fair value of these options to be approximately $54.6 million, which is expected to be recognized, net of estimated forfeitures, over a requisite service period of four years. Accordingly, the stock-based compensation expense related to these options will result in material increases in our operating expenses in future periods. More generally, we expect to continue to incur increased stock-based compensation expense as a public company.

Letter dated January 19, 2021

Differences Between Valuations and Indicative Price Range, page None

2.

We have reviewed your letter dated January 19, 2021. Please tell us if the December 11, 2020 valuation would materially change if the comparable companies used in the Indicative Price Range had been applied. Clarify why the new information noted in the last two bullet points of your letter did not result in a change in prior valuations. The more targeted set of comparable companies selected for the IPO valuation over the ones used in the prior valuation was based in part on your learning about better multiples of relevant comparable companies that could have used in the prior valuations. In this regard, it appears that this new information is an indication that the December 11, 2020 and prior valuations contained errors and inaccurate assumptions. Further, clarify whether the methodologies used in the prior valuations should be reassessed due to your statement that the increase was also attributable in part to your reassessment of valuation methodologies over a longer time frame of performance. Since the December 11th grant is recent, please clarify your statement regarding over a longer time frame.

Company Response: In response to the Staff’s comment, the Company advises the Staff that if the December 9, 2020 valuation had utilized the same comparable companies that the Company’s underwriters referenced in establishing the indicative price range, but all other aspects of the methodology remained the same, the fair value per share would have been approximately $16.36. This is only slightly higher than the $14.42 valuation determined by an independent third-party valuation firm contemporaneously with the December option awards.

In this regard, however, the Company observes that not all of these comparable companies would generally be regarded as comparable companies from a traditional, fundamental valuation perspective. For example, three of these companies completed their initial public offering (“IPO”) in 2014 and one of them completed its IPO in 2013. As mentioned in the Prior Letter, the valuation methodology used by the Company’s independent third-party valuation firm establishes enterprise value to revenue multiples using the enterprise value at the time of, and the trailing twelve months of revenue prior to, each comparable company’s IPO. Accordingly, using a revenue multiple based on trailing twelve-month revenue before the IPO of a company that went public many years ago may reflect prior market cycles that are not reasonably representative of the Company’s opportunity in today’s market.

The Company has also considered how the December 2020 valuation would change had it used both the same comparable companies and the same enterprise value and revenue reference periods that the Company’s underwriters utilized in discussing with the Company a recommended indicative price range, but keeping all other aspects of the methodology the same. In those discussions, the enterprise value to revenue multiples of the comparable companies selected by the underwriters were calculated using current enterprise values and revenues for the comparable companies. If the Company had used that approach, the fair value per share would have been approximately $33.10. However, utilizing current trading multiples of mature companies to establish an IPO multiple (or imply an enterprise value at IPO) is not a standard approach used by independent valuation firms to derive a private company’s valuation prior to IPO.

On December 11, 2020, when the December 2020 options were granted, there was still substantial uncertainty regarding the potential market reception to the Company’s proposed IPO as well as whether the strong market performance and IPO demand would continue in light of the political, economic and COVID related uncertainties. Later in the month the Company conducted additional “testing the waters” meetings as a result of which the Company gained increased confidence of investor receptivity to the Company’s proposed IPO. The guidance the underwriters provided to the Company in January regarding the indicative price range followed the indications of investor receptivity combined with the continued market appetite for IPOs leading into January 2021.

The new information the Company gathered in December 2020 and January 2021 did not result in a change in prior valuations because those valuations were made in good faith based on contemporaneous information and standard methodologies. Specifically, as to the first three quarters of 2020, the Company did not hold its organizational meeting until September 3, 2020, and it did not confidentially submit a draft registration until October 28, 2020. There was meaningful uncertainty regarding its ability to pursue an IPO prior to this time. In addition, as the Staff knows, 2020 was a year of unprecedented political, social and economic uncertainty that continued into 2021.

As to the first three quarters of 2020, the Company submits there is no meaningful question that its contemporaneous valuations, prepared by an independent third-party valuation firm, were reasonable approximations of fair value. As explained above, the more targeted set of comparable companies informing the IPO valuation were not considered comparable under standard methodologies applied at the time of these prior valuations. Even if such companies were deemed similar in some respects at that time, unless a current trading revenue multiple were used in lieu of the standard approach of the historical revenue multiple at their respective IPOs, the valuations would have been substantially similar. The good faith, contemporaneous valuations derived following standard methodologies in the first nine months of 2020 should not fairly be called into question simply because, four months after the end of its third quarter of 2020, the Company has learned that, in light of market conditions and valuation levels, the state of the IPO markets and anticipated investor receptivity, it appears to be appropriate to market an IPO at substantially higher valuations for the Company. The Company simply did not have this information when those valuations were conducted.

As to the fourth quarter of 2020, the Company acknowledges that, even though its October 2020 and December 2020 valuations were made in good faith based on standard methodologies and assumptions, it now has certain information that could suggest the fair value per share of its common stock should be increased for financial reporting purposes. The Company notes that it has not yet prepared financial statements for this period, and when it does so it intends, solely for financial reporting purposes, to determine the appropriate stock-based compensation expense these stock options using a fair value per share of $15.59 to $18.96 for the October 2020 stock options and $33.75 for the December 2020 stock options. These proposed grant-date fair values per share are based on a straight line interpolation between the fair value estimate as of September 15, 2020 (which is the date on which the Company first obtained a third-party valuation after the Company held its IPO organizational meeting on September 3, 2020) and the midpoint of the preliminary IPO price range on an assumed February 2, 2021 pricing. The Company submits that its use of linear interpolation between such valuation dates is an appropriate methodology by which to determine the fair value per share for financial reporting purposes due to the rapid growth of the Company and because the Company did not identify any single event or series of events that occurred during the periods that would have caused a material change in fair value.

The Company has reflected this adjusted fair value in its estimates of its preliminary financial results for the year ended December 31, 2020 to be presented in Amendment No. 1, which are set forth on Appendix 1 hereto.

[Remainder of page intentionally blank. Signature page follows.]

The Company very much appreciates the prompt attention the Staff’s has provided at all times during the pending process for review of the Registration Statement. As mentioned at the beginning of this letter, the Company desires to resolve these issues as soon as possible, to file Amendment No. 1 embodying the disclosure described above, and thereafter to immediately launch its road show. In this regard, the Company would be very grateful for the Staff’s continued support of the Company’s timetable.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (206) 839-4845 or andrew.ledbetter@us.dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Andrew Ledbetter

Andrew Ledbetter

Enclosures (1)

cc:     Sharat Sharan, Chief Executive Officer

Steven Vattuone, Chief Financial Officer

William Weesner, General Counsel

ON24, Inc.

Peter Astiz

Patrick J. O’Malley

DLA Piper LLP (US)

John L. Savva

Sullivan & Cromwell LLP

Appendix 1

Preliminary Financial Results for the

Year Ended December 31, 2020

Recent Operating Results (Preliminary and Unaudited)

Set forth below are certain preliminary and unaudited estimates of selected financial and other information for the year ended December 31, 2020, as well as actual selected financial and other information for the year ended December 31, 2019. The preliminary estimates are based on currently available information, are not a comprehensive statement of our financial results and are subject to completion of our financial closing procedures. We have provided ranges, rather than specific amounts, for the preliminary estimates for the unaudited financial and other data described below primarily because our financial closing procedures for the year ended December 31, 2020 are not yet complete and, as a result, our final results upon completion of our closing procedures may differ materially from the preliminary estimates. We expect to complete our financial statements for the year ended December 31, 2020 subsequent to the completion of this offering. These preliminary estimates should not be viewed as a substitute for our financial statements. Further, our preliminary estimated results are not necessarily indicative of the results that should be expected in any future period as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” This information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus.

This financial information has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. Accordingly, undue reliance should not be placed on these preliminary estimates.

	Year ended December 31, 2020		Year ended December 31, 2019
	Low (estimated)	High (estimated)
	(in thousands, except percentages)
Consolidated Statements of Operations Data (unaudited):
Total revenue	$155,200	$156,700	$89,133
Gross profit	$121,500	$123,300	$61,992
Gross margin	78%	79%	70%
Income (loss) from operations	$19,200	$21,500	$(16,101)
Net income (loss)	$17,800	$20,300	$(17,527)

Other Data:
ARR(1)	$153,000	$153,400	$76,852
Non-GAAP operating profit (loss)(2)	$22,700	$24,700	$(14,103)

(1)

We calculate annual recurring revenue, or ARR, as the sum of the annualized value of our subscription contracts as of the measurement date, including existing customers with expired contracts that we expect to be renewed. For additional information, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

(2)

We define non-GAAP operating profit (loss) as net income (loss) excluding interest expense, net, other expense (income), provision for income taxes, other gains from operations (which were not applicable in 2020) and stock-based compensation. For additional information about our non-GAAP operating profit (loss) and margin, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.” The following table reconciles non-GAAP operating income (loss) for each of the periods presented:

	Year ended December 31, 2020		Year ended December 31, 2019
	Low (estimated)	High (estimated)
	(in thousands)
Net income (loss)	$17,800	$20,300	$(17,527)
Interest expense, net	(900)	(800)	(1,029)
Other expense, net	(100)	(100)	(42)
Provision for income taxes	(400)	(300)	(355)
Stock-based compensation	(3,500)	(3,200)	(1,998)

Non-GAAP operating income (loss)	$22,700	$24,700	$(14,103)

We expect total revenue for the year ended December 31, 2020 to increase by between $66.1 million and $67.6 million as compared to the year ended December 31, 2019, primarily driven by an increase in digital experience platform revenue and partially offset by a decrease in Legacy revenue. We expect the increase in digital experience platform revenue mainly to be due to increases in our customer base and the use of our platform by existing customers, which reflects an increase in demand for our experience management and monitoring services. We expect our Legacy revenue to amount to $2.1 million for 2020 and expect substantially all Legacy revenue to cease after December 2020.

We expect gross margin to increase from 70% in 2019 to between 78% and 79% in 2020, primarily attributable to the significant increase in total revenue compared to lower increases in our total cost of revenue, reflecting economies of scale and efficiencies achieved as a result.

We expect income from operations for the year ended December 31, 2020 to increase by between $35.3 million and $37.6 million as compared to our loss from operations of $16.1 million in the year ended December 31, 2019. While we expect increases in operating expenses due to our expanded operations, including increased personnel-related expenses and various software and technology expenses, we expect our increased revenue and gross margin to more than offset these expenses in the year ended December 31, 2020.

We expect net income for the year ended December 31, 2020 to increase by between $35.3 million and $37.8 million as compared to our net loss of $17.5 million in the year ended December 31, 2019.

We expect ARR of between $153.0 million and $153.4 million as of December 31, 2020 as compared to ARR of $76.9 million as of December 31, 2019, primarily reflecting our success in acquiring new customers and expanding subscriptions with existing customers. These trends were occurring prior to the COVID-19 pandemic and have accelerated in 2020 partly in response to the COVID-19 pandemic.

We expect non-GAAP operating profit of between $22.7 million and $24.7 million for the year ended December 31, 2020 as compared to a non-GAAP operating loss of $14.1 million for the year ended December 31, 2019.